NEWS RELEASE

Birch Mountain Appoints Director

CALGARY, April 15, 2005-Birch Mountain Resources Ltd. (BMD: TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Company") is pleased to announce that Mr. Larry Shelley, formerly an advisor to the Board, has been appointed to the Board of Directors.

Larry Shelley, CA, brings a wealth of expertise that will assist Birch Mountain in setting our strategic direction and meeting evolving financial disclosure and governance requirements in Canada and the U.S. Recognized for providing expertise in corporate finance, audit and tax to a wide range of companies and organizations over the last 20 years, Larry founded Barr Shelley Stuart and Tamarack Group Ltd. A founder and director of several other successful public and private firms, Larry now has his own private investment firm and is enrolled in the Directors Education Program, Rotman School of Business.

In connection with this appointment, Birch Mountain has granted Larry Shelley 350,000 stock options with an exercise price of $2.09, exercisable for a period of five years, to replace those options which had previously been granted to him in his advisory capacity.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Senior Vice President	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.